RESOURCE FINANCE & INVESTMENT LTD

Phillip Garratt Esq

801-2288 Bellevue Avenue

West Vancouver

British Columbia

V7V 1C6

June 28, 2005

Dear Mr Garratt,

RE: Chief Executive officer Contract Renewal

Further to my letter of 28th June 2004, offering you the position of Chief Executive Officer of the company, we are pleased to renew this contract for a further period of one year in accordance with the same terms.

This agreement is effective from 28th June 2005.

Yours sincerely

Michael Brickell

President

RESOURCE FINANCE & INVESTMENT LTD
Registered office:	Administrative office:
The Corner House, Parliament Street, Hamilton, Bermuda	c/o EuroHelvetiaTrustco S.A.
Mailing: P.O. Box 1027, Hamilton, HM DX, Bermuda	P.O. Box 691
Tel: (144) 1295 8455 Fax: (144) 1292 1373 / 295 6792	1215 Geneva 15, Switzerland
Tel (41) 22 7990800 Fax (41) 22 7990801